SECURITIES AND EXCHANGE COMMISSION
 Washington, D.C. 20549

FORM 6-K

Report of Foreign Issuer

Pursuant to Rule 13a-16 or 15d-16 of
the Securities Exchange Act of 1934

Report on Form 6-K dated For the month of May, 2006

VOTORANTIM PULP and PAPER INC.
(Translation of Registrant’s Name Into English)

Alameda Santos, 1357 - 8° andar
01419-908, São Paulo, SP, Brazil
(Address of principal executive offices)

          (Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.)

Form 20-F	☒	Form 40-F	☐

          (Indicate by check whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.)

Yes	☐	No	☒

          (If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b);82-             )

Press Release

Restructuring of Ripasa

São Paulo, May 05, 2006 – VOTORANTIM CELULOSE E PAPEL S.A. (VCP) – (NYSE: VCP; BOVESPA: VCPA4), one of Latin America’s largest pulp and paper producers, announced today that VCP, Suzano Bahia Sul Papel e Celulose S.A. (“Suzano”) and Ripasa S.A. Celulose e Papel (“Ripasa” and, together with VCP and Suzano, the “Companies”), here by announce:

I.        Introduction

          1.          Pursuant to the terms of the Material Fact release on April 26, 2006, the Companies entered into a judicial agreement (“Agreement”) with a group of Ripasa preferred shareholders, with the aim of: (i) eliminating the claims questioning Ripasa’s corporate restructuring, as disclosed on July 20, 2005 and described in item III below (“Restructuring”), (ii) implementing said Restructuring once the conditions in the Agreement were met.

          2.          The Agreement is available for consultation at the headquarters of the Companies and the websites of the Companies, the CVM and the São Paulo Stock Exchange - Bovespa and is registered under no. 4863198 with the 4th Registry of Deeds and Documents of the Judicial District of the Capital of the State of São Paulo.

II.       COMPLEMENTARY VALUE

          1.          The conditions of the Agreement having been met and the Restructuring concluded, VCP and Suzano shall pay the said group of shareholders the sum of R$1.0538 (one Real, five centavos and thirty-eight hundredths of a centavo) (“Complementary Value”) for each Ripasa preferred share held by same, updated pursuant to item 1.1 below until the date of payment, on the day on which the shares of VCP and Suzano are registered, in name of same, with the depositary institution responsible for said registration (“Date of Conclusion of Restructuring”).

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1.1 – The Complementary value will be adjusted by 100% of the average rate of one-day interbank deposits, “extra-grupo” (DI rate), based on 252 working days. This adjustment will be due from the date of the Ripasa’s General Shareholder Meeting that approves the incorporation of its shares by Ripasa Participações S.A. (“Ripar”) to the date of the effective payment.

2.             The payment of the Complementary Value shall be extended to Ripasa’s remaining minority shareholders who sign the “Instrument of Consent” (“Instrument”), as follows:

2.1 – The Instrument shall be sent via mail to each minority preferred shareholder to the address registered at the shares’ custody agent and will be available at the headquarters and websites of the Companies and the websites of the CVM, Bovespa and “Companhia Brasileira de Liquidação e Custódia” (CBLC).

2.2. – Signing the Instrument shall constitute the express and irrevocable renunciation by the signatory shareholder to any and all rights that same may claim in relation to the Restructuring and the acquisition of Ripasa by VCP and Suzano.

2.3 – Shareholders who sign the Instrument by June 26, 2006 shall receive, on July 4, 2006, the Complementary Value corresponding to the number of shares held by same on June 29, 2006, the following procedures to be observed: (a) Individual signatories should sign the Instrument and deliver or send it, with the signature duly notarized, by mail, with notification of arrival, to (i) the shares’  depositary agent – Banco Itaú S.A. – in its Specialized Securities Agencies, at the addresses listed in item 10 below, or to (ii) the shares’ custody agent when applicable (attorneys-in-fact should also present their respective powers of attorney, with signature(s) duly notarized); (b) companies/institutions and investment funds or clubs, in addition to following the same procedures as for individuals, shall also send an authenticated copy of the respective powers-of-attorney/corporate acts that prove the legitimacy of the signatory;

2.4 - Ripasa shareholders who do not sign the Instrument by June 26, 2006, may still do so up to May 24, 2009, by adopting the following procedures and conditions: (a) sending the documentation by recorded delivery or registered mail, to the share depositary agent - Banco Itaú S.A. – in its Specialized Securities Agencies, at the addresses listed in item 10 below; (b) the Complementary Value will be calculated based on the number of preferred Ripasa shares held by the respective shareholder on the base date of June 29, 2006; (c) the Complementary Value will only be updated until July 4, 2006; (d) shareholders who deliver the Instrument between June 27, 2006, and July 15, 2006, shall  receive the Complementary Value on July 20, 2006; as of this date and for all subsequent months until June 24, 2009, all shareholders who deliver the Instrument between days 1 and 15 of each month shall receive the Complementary Value on day 20 of the same month and those who deliver it between days 16 and 31 of each month shall receive the Complementary Value on day 5 of the subsequent month.

2.5. - Ripasa shareholders can obtain additional information on the Agreement and the Instrument by telephone at 0800-169500, between 08:30 and 18:00, Monday through  Friday, between May 8, 2006 and July 8, 2006.

2.6 – Delivery of the Instrument with subsequent partial or total sale of the shareholding position, will result in payment of the Complementary Value corresponding to the number of shares held on June 29, 2006.

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2.7 - Ripasa shareholders who do not sign the Instrument shall not receive the Complementary Value.

III.    RESTRUCTURING

          1.          Restructuring. As disclosed in the Material Fact of 07/20/2005, the Restructuring involves: (i) the merger of Ripasa shares into Ripar and (ii) the total split of Ripar, the assets of same to be transferred to VCP and Suzano, in equal parts. The Restructuring will be submitted to the approval of the General Shareholders’ Meetings of the Companies and Ripar, in line with the call notices published today. On completion of the Restructuring, Ripasa’s minority shareholders will become shareholders of VCP and Suzano, in accordance with the Protocol and Justification of Share Merger and Distribution executed on 07/20/2005 and amended today by VCP, Suzano, Ripasa and Ripar (“Protocol”).

          2.          Justification. The reasons for the Restructuring are: (i) the Restructuring will result in Ripasa’s current minority shareholders holding VCP and Suzano shares, which are more liquid than those of Ripasa; and (ii) the Restructuring is a necessary step towards the future reorganization of Ripasa, which will permit cost reductions, operational gains, enhanced competitiveness and economies of scale for the Companies.

          III.1.    COMMON ASPECTS OF THE TWO PHASES

          1.          Corporate Acts.          The Restructuring was approved by the Boards of Directors of VCP, Suzano and Ripasa, and by the Board of Executive Officers of Ripar and by their corresponding Fiscal Councils.

          2.          Appraisals.          The following appraisers were contracted for the Restructuring: (i) Unibanco - União de Bancos Brasileiros S.A. (“Unibanco”), to appraise  VCP, Suzano and Ripasa’s economic value; and (ii) KPMG Corporate Finance Ltda. (“KPMG”), to appraise VCP, Suzano, and Ripasa’s shareholders’  equity and market price, and (iii) to prepare the appraisal reports at market value, VCP contracted PricewaterhouseCoopers, and Suzano and Ripasa contracted Ernst & Young Auditores Independentes S/S. The values attributed by the appraisers are shown in each of the Restructuring phases described below, and their reference date is December 31, 2004. These reports will be taken into account to assess Ripar, which acquired Ripasa’s voting control on March 31, 2005.

                    2.1.          A specialist company was also contracted by Ripar to prepare the appraisal report, at book value, for the purposes of the distribution phase of the Restructuring.

          III.2.    PHASE 1 - MERGER OF RIPASA SHARES INTO RIPAR

          1.          Brief description.          Ripasa will be converted into a wholly-owned subsidiary of Ripar through the merger of all Ripasa shares owned by the minority shareholders into Ripar’s equity (“Merger of Shares”). Ripasa’s minority shareholders will become shareholders in Ripar, in accordance with the exchange ratio established in the Protocol, in proportion to their share ownership. The Merger of Shares will be decided  at Shareholders’ Meetings to be held on May 23, 2006.

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          2.          Exchange ratio and appraisal.          Ripasa shareholders will receive as many Ripar shares as is necessary to maintain exactly the same percentage they currently hold in Ripasa’s capital. The exchange ratio was based on the economic value. Therefore 8.693318290 of Ripar’s common shares will be exchanged for one Ripasa common share, and 8.693318290 of Ripar’s preferred shares will be exchanged for one Ripasa preferred share. Any criterion used to fix the exchange ratio will result in the same ratio, since the sole asset of Ripar is its Ripasa shares. Fractional shares of Ripar resulting from the exchange ratio will be rounded up by VCP and Suzano.

          3.          Ripar’s capital increase.          Ripar’s capital will incremented by the economic value of the merged shares, and will change from R$ 1,484,190,976.00 to R$ 2,631,449,515.66, with the issuance of 325,556,807 common and 1,412,384,654 preferred shares, all of which registered with no par value.  The common and preferred shares will be subscribed by Ripasa, on behalf of its minority shareholders, and paid in by the conveyance of 37,449,084 common and 162,467,841preferred shares of Ripasa.

          III.3.    PHASE 2 – DISTRIBUTION OF RIPAR SHARES

          1.          Brief description.          Once the Merger of Shares is approved, on May 24, 2006, Ripar’s total spin-off, with the transfer of its equity to VCP and Suzano in equal parts (“Ripar’s Total Spin-Off “), will lead to (i) VCP’s and Suzano’s capital increase with the issuance of new shares to be attributed to Ripar’s non-controlling shareholders, based on the exchange ratio defined in item 3 below; and (ii) Ripar’s dissolution.

          2.          Ripar’s equity value for the effects of Ripar’s Total Spin-Off. Ripar’s assets (all voting and preferred shares of Ripasa and corresponding goodwill) and liabilities will be split equally and merged into VCP and Suzano in equal parts, at their respective accounting values recorded in the balance sheet, and audited by a specialist company. The subsequent events will be taken as occurred at VCP and Suzano.

          3.          Swap ratio and appraisal.          The range of economic values for Ripasa (as reflected in Ripar), VCP and Suzano were taken into account to exchange Ripar shares owned by its non-controlling shareholders for VCP and Suzano shares:

	Economic Value (*) (R$)

Company	Maximum	Minimum

VCP	47.59	45.28
Suzano	20.96	19.03
Ripasa	5.74	5.39

(*) Valores com base em 1 ação das companhias.

                    3.1.          Based on the values above, the following ranges for Ripasa/VCP and Ripasa/Suzano will be the base to calculate the share exchange ratios, have been determined, according to item 3.21:

Company	Maximum	Minimum

Ripasa/VCP	0.1267	0.1132
Ripasa/Suzano	0.3015	0.2569

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                    3.2.          Based on these ranges, and considering the exchange ratio in item III.2.2 above, the following ratios have been defined: (i) one (1) Ripar’s common share will correspond to 0.0072 VCP’s preferred shares and to 0.0167 Suzano’s common shares; and (ii) one (1) Ripar’s preferred share will correspond to 0.0072 VCP’s preferred shares and to 0.0167 Suzano class “A” preferred shares.

                    3.3.          The exchange ratio as of the Merger of Shares until Ripar’s Total Spin-Off may be represented as follows:

One (1) Ripasa common share = 8.6933 Ripar common shares =
0.0627 VCP preferred shares + 0.1450 Suzano common shares

One (1) Ripasa preferred share = 8.6933 Ripar preferred shares =
0.0627 VCP preferred shares + 0.1450 Suzano class “A” preferred shares

                    3.4.           Fractional shares of VCP and Suzano resulting from the exchange ratio will be rounded up by the respective controlling shareholders.

          4.          VCP’s and Suzano’s capital increase.

                    4.1.          VCP. VCP’s capital will change from R$2,478,582,123.76 to R$3,052,211,393.59, an increase by R$573,629,269.83, with the issuance of 12,532,009 preferred non-par shares, corresponding to half of the portion of Ripar’s equity, which corresponds to the shares held by Ripar’s non-controlling shareholders.

                    4.2.          Suzano. Suzano’s capital will change from R$ 1,479,990,325.42 to R$ 2,053,619,595.25, an increase by R$ 573,629,269.83, with the issuance of 5,428,955  common shares and 23,552,795 class “A” non-par preferred shares, corresponding to half of the portion of Ripar’s equity, which corresponds to the shares held by Ripar’s non-controlling shareholders.

          5.          Ripar’s dissolution. Ripar’s Total Spin-Off will lead to the dissolution of Ripar and the cancellation of its shares. VCP’s and Suzano’s investment account portion corresponding to their share ownership in Ripar will be exchanged for the net assets of Ripar.

          6.          Comparison of shares. The political and equity advantages of the shares held by Ripasa’s non-controlling shareholders before and after the Ripar Merger of Shares and Total Spin-Off are described below.

                       Dividends.           Ripasa’s preferred shares grant (i) priority to receive non-cumulative, minimum dividends of 8% of the net income per year, (ii) full interest in the dividends that exceed the minimum, and (iii) the right to receive dividends per preferred share at least 10% higher than those attributed to each common share. VCP’s preferred shares and Suzano’s class “A” preferred shares grant dividends per preferred share of at least 10% higher than those attributed to each VCP’s and Suzano’s common shares, respectively.

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                       Liquidity.          VCP’s, Suzano’s and Ripasa’s preferred shares compose the IBrX and IGC indexes of Bovespa (São Paulo Stock Exchange), and additionally, Suzano’s class “A” preferred shares, and VCP’s preferred shares, integrate the ISE index (Corporate Sustainability Index). N addition to these latter, VCP’s preferred shares integrate the Bovespa index (Ibovespa) and the IBrX50.  VCP’s ADRs level III are traded on NYSE, Suzano’s ADRs level I are traded on USA over-the-counter markets, and Suzano’s class “A” preferred shares are traded on Latibex, in Spain.

          III.4.    RIGHT TO WITHDRAW FROM THE MERGER OF SHARES

          1.          Withdrawal Rights.          The Ripasa shareholders may excise withdrawal rights, and will be entitled to reimbursement for the value of the shares of which they are the holders on the closing of the Bovespa trading session of May 05, 2006. Shares acquired as of and including May 08, 2006 will not entitle their new holders to withdrawal rights.

                    1.1.          The withdrawal right must be exercised within 30 days following the publication of the minutes of Ripasa’s meeting approving the Merger of Shares, through a letter to any capital market branch of Banco Itaú S.A., return receipt requested.

                    1.2.          The reimbursement amount will be equivalent to the Ripasa’s share value, based on its net equity recorded in its last balance sheet approved at a General Meeting, i. e., R$ 2.9784 per each Ripasa’s share.

IV.    SUPPLEMENTAL INFORMATION

          1.          Costs.          The Restructuring costs are estimated in R$7,000,000.00, and this amount includes expenses for publications, consultants, attorneys and auditors.

          2.          Equity Variations.          Equity variations occurred between December 31, 2004 and the date of approval of each Restructuring phase will be reflected on the companies on which they occur.

          3.          Premium.          The premium will be used for the benefit of all shareholders of Suzano, VCP and Ripasa, under CVM Instruction 319/99.

          4.          Dividends and other proceeds.          The new shares to be issued by VCP and Suzano will be integrally entitled to dividends and other proceeds in cash for year 2006.

          5.          Future Reorganization          VCP and Suzano intend to reorganize Ripasa, and the reorganization is still subject to studies, as described in the Material Facts above. Once these studies are concluded, their results will be timely disclosed to the market.

          6.            Antitrust.                    The acquisition of the share control in Ripasa and its future transformation into a production unit is still under analysis by the Brazilian Antitrust Authorities.

          7.          Conflict of interests.           Unibanco, KPMG and the Appraisers, responsible for the appraisals, declare to the non-existence of any current or potential conflict or pooling of interests with the involved companies’ direct or indirect controlling shareholders or in view of their non-controlling shareholders, or with respect to other involved companies, their partners, or concerning the corporate restructuring.

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          8.           Trading of Ripasa’s shares.          The Ripasa’s shares will continue to be traded on Bovespa until three days after the expiration of the right to withdraw from the Merger of Shares.

          9.          Documents for Consultation.           The Restructuring documents required by law and the regulatory norms are available for consultation at the addresses below:

VCP www.vcp.com.br	Alameda Santos, 1357, 6º andar São Paulo – SP

Suzano www.suzano.com.br/opfin	Av. Tancredo Neves, 274, Bl. B, Sala 121 Salvador – BA Av. Brigadeiro Faria Lima, 1355, 7º andar São Paulo – SP

Ripasa www.ripasa.com.br	Rua Clodomiro Amazonas, 249 - 10º Andar São Paulo – SP

CVM www.cvm.gov.br	Rua Formosa, 367, 20º andar São Paulo – SP Rua Sete de Setembro, 111, 5º andar (Centro de Consultas) Rio de Janeiro – RJ

Bovespa www.bovespa.com.br	Rua XV de Novembro, 275 São Paulo – SP

CBLC www.cblc.com.br	Rua XV de Novembro, 275 São Paulo – SP

          10. The adresses of the Specialized Securities Agencies of Banco Itaú S.A. are the following:

- Specialized Securities Agency Brasília - Contact: Constancia Maria S de Oliveira - SCS Quadra 3 – Edif. D´Angela, 30, Bloco A, Sobreloja - CEP 70300-500 - Centro - Brasília/DF - 61 3316 4850

- Specialized Securities Agency Belo Horizonte - Contact:Jussara Maria Miranda de Souza - AV. João Pinheiro 195, Subsolo - Centro - Belo Horizonte/MG - CEP 30130-180 - 31 3249 3524

- Specialized Securities Agency Curitiba - Contact: Marcia Regina de N Machado - R. João Negrão 65, Sobreloja - Centro - Curitiba/PR - CEP 80010-200 - 41 3320 4128

- Specialized Securities Agency Porto Alegre - Contact: Sandra Ferreira da Silva - R. Sete de Setembro,746 Térreo - Centro - Porto Alegre/RS CEP 90010-190 - 51 3210 9150

- Specialized Securities Agency Rio Janeiro - Contact: Mônica Lopes Carvalho Rodrigues - R. sete de Setembro,99 Subsolo - Centro - Rio de Janeiro/RJ CEP 20050-005 - 21 2508 8086

- Specialized Securities Agency São Paulo - Contact: Claudia A Germano Vasconcellos - R. Boa Vista,176 1º SUBSOLO - Centro - Sao Paulo/SP - CEP 01092-900 - 11 3247 3139

- Specialized Securities Agency Salvador - Contact: Watson Carlos Passos Barreto - AV. Estados Unidos ,50 2º AND - (ED SESQUICENTENÁRIO)
Comércio - Salvador/BA - CEP 40020-010 - 71 3319 8010

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SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, hereunto duly authorized.

VOTORANTIM PULP and PAPER INC.

(Registrant)

Date: 05/05/2006
	By:	/s/ Valdir Roque

	Name:	Valdir Roque
	Title:	Chief Financial Officer